

March 8, 2012

<u>Via E-mail</u>
Mr. Jalal Al Ghani
Chief Financial Officer
Energy Holdings International, Inc.
12012 Wickchester Lane, Suite 150
Houston, Texas 77079

     RE: **Energy Holdings International, Inc.**
               Form 10-K for the Year Ended June 30, 2011
               Filed October 13, 2011
               Form 10-Q for the Period Ended September 30, 2011
               Filed November 16, 2011
               Form 10-Q for the Period Ended December 31, 2011
               Filed February 15, 2012
               Response submitted March 5, 2012
               File No. 0-52631

Dear Mr. Al Ghani:

       We have reviewed your response letter submitted on March 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2011</u>

<u>Item 9A. Controls and Procedures, page 32</u>

1. We note your response to comment two from our letter dated February 16, 2012. You continue to disclose that you evaluated your disclosure controls and procedures as of June 30, 2010, rather than June 30, 2011. Your conclusion regarding the effectiveness of your disclosure controls and procedures also refers to June 30, 2010, rather than June 30, 2011.

Please amend your Form 10-K accordingly. Please ensure that you include updated consents that refer to the Form 10-K/A as well.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

Directors and Executive Officers, page 34

2. We note your response to comment five from our letter dated February 16, 2012. You still indicate here that John Adair presently holds the title of Chief Financial Officer. Please revise to indicate, if true, that he held this title until September 1, 2009.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief